UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2
(Amendment No. 3)*

ARHAUS, INC.
(Name of Issuer)

Class A Common Stock, $0.001 par value per share
(Title of Class of Securities)

04035M102
(CUSIP Number)

Chris Iorillo
FS Capital Partners VI, LLC
11100 Santa Monica Boulevard, Suite 1900
Los Angeles, California 90025
Tel No: (310) 444-1822
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04035M102
1.	Names of Reporting Persons FS Equity Partners VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 239,813 (See Items 3, 4, 5 and 6)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 239,813 (See Items 3, 4, 5 and 6)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 239,813 (See Items 3, 4, 5 and 6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.45%* (See Item 3, 4, 5 and 6)
14.	Type of Reporting Person (See Instructions) PN

* Represents ownership solely of Class A Common Stock.

CUSIP No. 04035M102
1.	Names of Reporting Persons FS Affiliates VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,187 (See Item 3, 4, 5 and 6)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,187 (See Item 3, 4, 5 and 6)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,187 (See Item 3, 4, 5 and 6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.02%* (See Item 3, 4, 5 and 6)
14.	Type of Reporting Person (See Instructions) PN

* Represents ownership solely of Class A Common Stock.

CUSIP No. 04035M102
1.	Names of Reporting Persons FS Capital Partners VI, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 250,000* (See Item 3, 4, 5 and 6)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 250,000* (See Item 3, 4, 5 and 6)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,000* (See Item 3, 4, 5 and 6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.47%** (See Item 3, 4, 5 and 6)
14.	Type of Reporting Person (See Instructions) OO
_______________________
* Consists of (1) 239,813 shares of Class A Common Stock held by FS Equity Partners VI, L.P. (“FS Equity VI”) and (2) 10,187 shares of Class A Common Stock held by FS Affiliates VI, L.P. (“FS Affiliates VI”).
** Consists of 250,000 shares of Class A Common Stock in the aggregate held by FS Equity VI and FS Affiliates VI. Represents ownership solely of Class A Common Stock.

Explanatory Note

This Amendment No. 3 (“Amendment No. 3”) amends the Schedule 13D originally filed on November 15, 2021, as the same was further amended by Amendment No. 1 thereto filed on August 16, 2023 and by Amendment No. 2 thereto filed on November 16, 2023 (collectively, the “Original Schedule 13D”, and as amended by this Amendment No. 3, the “Schedule 13D”). Except as amended herein, the Original Schedule 13D remains in full force and effect. Terms defined in the Original Schedule 13D are used herein as so defined.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby supplemented as follows:

On March 14, 2024, FS Equity VI distributed 11,537,440 shares of Class A Common Stock and FS Affiliates VI distributed 490,103 shares of Class A Common Stock to their respective partners in pro rata in-kind distributions without consideration (collectively, the “Fund Distribution”). Also on March 14, 2024, FS Capital Partners VI, LLC (“FS Capital VI”) distributed all shares of Class A Common Stock received by FS Capital VI in the Fund Distribution to its members in a pro rata in-kind distribution without consideration.

As a result of the foregoing distributions, as of March 14, 2024 none of the Reporting Persons was a 5% beneficial owner of the Class A Common Stock.

Item 5.	Interest in Securities of the Issuer

Items 5(a), (c) and (e) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a)	Aggregate number and percentage of securities.

FS Equity VI directly holds 239,813 shares of Class A Common Stock and FS Affiliates VI directly holds 10,187 shares of Class A Common Stock.  The Reporting Persons may be deemed to have direct beneficial ownership of the Issuer’s shares of Class A Common Stock as follows:

Name of Reporting Person	Number of Shares of Class A Common Stock Beneficially Owned
FS Capital VI	250,000
FS Equity VI	239,813
FS Affiliates VI	10,187

FS Capital VI, by virtue of being the sole general partner of FS Equity VI and FS Affiliates VI, may be deemed to directly or indirectly beneficially own the shares of Class A Common Stock held by each of FS Equity VI and FS Affiliates VI and reported on the cover pages to this Schedule 13D for such Reporting Person. FS Equity VI disclaims beneficial ownership of the shares of Class A Common Stock held by FS Affiliates VI. FS Affiliates VI disclaims beneficial ownership of the shares of Class A Common Stock held by FS Equity VI. See also items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons. The percentage ownership reported in item 13 of the cover page is based on an aggregate of 53,169,711 shares of Class A Common Stock outstanding as of February 29, 2024, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on March 11, 2024.

Based upon information included in the Issuer’s filings with the Securities and Exchange Commission, John P. Reed, the John P. Reed Trust dated 4/29/1985, as amended, the John P. Reed 2019 GRAT, the Reed 2013 Generation Skipping Trust, and the 2018 Reed Dynasty Trust (collectively, the “Reed Parties”) in the aggregate hold 87,115,600 shares of Class B Common Stock, par value $0.001 per share of the Issuer (the “Class B Common Stock”). Due to the terms and provisions of the Investor Rights Agreement described under Item 6, the Reporting Persons may be deemed to be part of a group within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) with, and may be deemed to have beneficial ownership of shares of Class B Common Stock held by, the Reed Parties. The Reporting Persons expressly disclaim the existence of, or membership in, a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with the Reed Parties as a result of the Investor Rights Agreement or otherwise, as well as beneficial ownership with respect to any shares of Class B Common Stock beneficially owned by the Reed Parties, and neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

(c)	Transactions within the past 60 days. During the past 60 days, none of the Reporting Persons has effected any transaction in the Common Stock.

(e)	Date ceased to be a 5% owner. March 14, 2024

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 18, 2024

FS EQUITY PARTNERS VI, L.P. a Delaware Limited Partnership
By: FS Capital Partners VI, LLC
a Delaware Limited Liability Company Its: General Partner

/s/ Jon Ralph
Name: Jon Ralph
Title: Managing Member

FS AFFILIATES VI, L.P.
a Delaware Limited Partnership
By: FS Capital Partners VI, LLC
a Delaware Limited Liability Company Its: General Partner

/s/ Jon Ralph
Name: Jon Ralph
Title: Managing Member

FS CAPITAL PARTNERS VI, LLC
a Delaware Limited Liability Company

/s/ Jon Ralph
Name: Jon Ralph
Title: Managing Member